Morgan Stanley Special Growth Fund
Results of Special Shareholder Meeting

On August 1, 2006, a Special Meeting of Shareholders of the
Fund was scheduled in order to vote on the following
proposals: (i) to elect Trustees; (ii) to eliminate certain
fundamental investment restrictions; (iii) to modify certain fundamental investment restrictions; and (iv) to reclassify
certain fundamental policies as non-fundamental policies.
The proposals failed to obtain the quorum necessary in order to hold the meeting and, therefore, the meeting was
adjourned until August 23, 2006, further adjourned to
September 27, 2006, and later adjourned to October 30, 2006
to permit further solicitation of proxies.